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                                                                     EXHIBIT 1.1

[CHINA MOBILE LOGO]


     The board of directors (the "Board") of China Mobile (Hong Kong) Limited (the "Company") announces that the Company has been advised by Minister Wu Jichuan of the Ministry of Information Industry of the People's Republic of China ("PRC") today that it is expected that it would not be possible to submit any implementation plans for mobile communications tariff adjustment (including the implementation of the calling-party-pay system) to the State Council for approval this year and next year. Furthermore, the Board also wishes to reiterate the statements of Minister Wu that adjustment to telecommunications tariff is a matter of interest to the public and other parties and hence it is necessary to conduct public hearings as required by relevant regulations. In addition, it is technically complicated to change billing systems and sufficient time must be allowed for its preparation. The relevant government authorities in the PRC will continue to be prudent on this issue.

                             By order of the Board
                        CHINA MOBILE (HONG KONG) LIMITED
                                  Wang Xiaochu
                                    Chairman


Hong Kong, 1 December 2000